SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM
Director and Related Party Transactions – Art. 11 – CVM Instruction nº 358/2002

In April/2020 there were the following securities and derivatives operations, in accordance with article 11 of CVM Instruction 358/2002.
Company Name: TIM PARTICIPAÇÕES S.A.
Group and Related Parties	(X) Board of Directors	( ) Executive Management	( ) Fiscal Council	( ) Technical or Advisory Bodies	( ) Controlling Shareholder	( ) People connected to the management
Opening Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			9,920	0.000005%	0.000005%
Closing Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			9,920	0.000005%	0.000005%

Company Name: TIM PARTICIPAÇÕES S.A.
Group and Related Parties	( ) Board of Directors	(X) Executive Management	( ) Fiscal Council	( ) Technical or Advisory Bodies	( ) Controlling Shareholder	( ) People connected to the management
Opening Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			83,651	0.003455%	0.003455%
Activity in the month
Security / Derivative	Security Description	Intermediary	Deal	Quantity	Price	Volume (R$)
Shares	Common Registered	Safra Corretora	Buy	22	12.32	270.96
		Total Buy		22		270.96
Shares	Common Registered	Safra Corretora	Sale	190	13.10	2,488.71
		Total Sale		190		3,030.63
Closing Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			83,483	0.003448%	0.003448%

Company Name: TIM PARTICIPAÇÕES S.A.
Group and Related Parties	( ) Board of Directors	( ) Executive Management	(X) Fiscal Council	( ) Technical or Advisory Bodies	( ) Controlling Shareholder	( ) People connected to the management
Opening Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%
Closing Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%

Company Name: TIM PARTICIPAÇÕES S.A.
Group and Related Parties	( ) Board of Directors	( ) Executive Management	( ) Fiscal Council	(X) Technical or Advisory Bodies	( ) Controlling Shareholder	( ) People connected to the management
Opening Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%
Closing Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%

Company Name: TIM PARTICIPAÇÕES S.A.
Group and Related Parties	( ) Board of Directors	( ) Executive Management	( ) Fiscal Council	( ) Technical or Advisory Bodies	(X) Controlling Shareholder	( ) People connected to the management
Opening Balance
					% Share
Security / Derivative	Security Description			Quantity*	Same Type / Class	Total
Shares	Common Registered			1,611,969,946	66.581922%	66.581922%
Closing Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			1,611,969,946	66.581922%	66.581922%

Company Name: TIM PARTICIPAÇÕES S.A.
Group and Related Parties	( ) Board of Directors	( ) Executive Management	( ) Fiscal Council	( ) Technical or Advisory Bodies	( ) Controlling Shareholder	(X) People connected to the management
Opening Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%
Closing Balance
					% Share
Security / Derivative	Security Description			Quantity	Same Type / Class	Total
Shares	Common Registered			0	0.000000%	0.000000%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 8, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.